UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Satsuma Pharmaceuticals, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

80405P107

(CUSIP Number)

December 31, 2019

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80405P107	13G/A	Page 2 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,017,482 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%[1]
12.	TYPE OF REPORTING PERSON IA; OO; HC

[1]	The percentages reported in this Schedule 13G/A are based upon 17,375,664 shares of common stock outstanding [as of November 8, 2019 (according to the issuer’s Form 10-Q as filed with the Securities and Exchange Commission on November 12, 2019).

CUSIP No. 80405P107	13G/A	Page 3 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Advisors Holdings LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,017,482 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12.	TYPE OF REPORTING PERSON PN; HC

CUSIP No. 80405P107	13G/A	Page 4 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,017,482 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12.	TYPE OF REPORTING PERSON OO; HC

CUSIP No. 80405P107	13G/A	Page 5 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Securities LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON BD, OO

CUSIP No. 80405P107	13G/A	Page 6 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CALC IV LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON PN; HC

CUSIP No. 80405P107	13G/A	Page 7 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Securities GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON OO; HC

CUSIP No. 80405P107	13G/A	Page 8 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kenneth Griffin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,017,482 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12.	TYPE OF REPORTING PERSON IN; HC

CUSIP No. 80405P107	13G/A	Page 9 of 14 Pages

Item 1(a)	Name of Issuer

Satsuma Pharmaceuticals, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices 400 Oyster Point Boulevard, Suite 221, South San Francisco, CA 94080

Item 2(a)	Name of Person Filing
This Schedule 13G/A is being jointly filed by Citadel Advisors LLC (“Citadel Advisors”), Citadel Advisors Holdings LP (“CAH”), Citadel GP LLC (“CGP”), Citadel Securities LLC (“Citadel Securities”), CALC IV LP (“CALC4”), Citadel Securities GP LLC (“CSGP”) and Mr. Kenneth Griffin (collectively with Citadel Advisors, CAH, CGP, Citadel Securities, CALC4 and CSGP, the “Reporting Persons”) with respect to shares of common stock of the above-named issuer owned by Citadel Multi-Strategy Equities Master Fund Ltd., a Cayman Islands limited company (“CM”).

Citadel Advisors is the portfolio manager for CM. CAH is the sole member of Citadel Advisors. CGP is the general partner of CAH. CALC4 is the non-member manager of Citadel Securities. CSGP is the general partner of CALC4. Mr. Griffin is the President and Chief Executive Officer of CGP, and owns a controlling interest in CGP and CSGP.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

Item 2(b)	Address of Principal Business Office The address of the principal business office of each of the Reporting Persons is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

Item 2(c)	Citizenship

Each of Citadel Advisors, CGP, Citadel Securities and CSGP is organized as a limited liability company under the laws of the State of Delaware. Each of CALC4 and CAH is organized as a limited partnership under the laws of the State of Delaware. Mr. Griffin is a U.S. citizen.

Item 2(d)	Title of Class of Securities Common stock, par value $0.0001 per share

Item 2(e)	CUSIP Number 80405P107

CUSIP No. 80405P107	13G/A	Page 10 of 14 Pages

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

CUSIP No. 80405P107	13G/A	Page 11 of 14 Pages

Item 4	Ownership

A.	Citadel Advisors LLC

(a)	Citadel Advisors may be deemed to beneficially own 1,017,482 shares of common stock.

(b)	The number of shares that Citadel Advisors may be deemed to beneficially own constitutes approximately 5.9% of the common stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 1,017,482

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 1,017,482

B.	Citadel Advisors Holdings LP and Citadel GP LLC

(a)	Each of Citadel Advisors Holdings LP and Citadel GP LLC may be deemed to beneficially own 1,017,482 shares of common stock.

(b)	The number of shares that each of Citadel Advisors Holdings LP and Citadel GP LLC may be deemed to beneficially own constitutes approximately 5.9% of the common stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 1,017,482

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 1,017,482

C.	Citadel Securities LLC

(a)	Citadel Securities LLC may be deemed to beneficially own 0 shares of common stock.

(b)	The number of shares that Citadel Securities LLC may be deemed to beneficially own constitutes 0% of the common stock outstanding.

CUSIP No. 80405P107	13G/A	Page 12 of 14 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 0

D.	CALC IV LP and Citadel Securities GP LLC

(a)	Each of CALC IV LP and Citadel Securities GP LLC may be deemed to beneficially own 0 shares of common stock.

(b)	The number of shares that each of CALC IV LP and Citadel Securities GP LLC may be deemed to beneficially own constitutes 0% of the common stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 0

E.	Kenneth Griffin

(a)	Mr. Griffin may be deemed to beneficially own 1,017,482 shares of common stock.

(b)	The number of shares that Mr. Griffin may be deemed to beneficially own constitutes approximately 5.9% of the common stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 1,017,482

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 1,017,482

CUSIP No. 80405P107	13G/A	Page 13 of 14 Pages

Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

See Item 2 above

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 80405P107	13G/A	Page 14 of 14 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2020.

CITADEL SECURITIES LLC		CITADEL ADVISORS LLC

By:	/s/ Guy Miller	By:	/s/ David Glockner
	Guy Miller, Authorized Signatory		David Glockner, Authorized Signatory

CALC IV LP		CITADEL ADVISORS HOLDINGS LP

By:	/s/ Guy Miller	By:	/s/ David Glockner
	Guy Miller, Authorized Signatory		David Glockner, Authorized Signatory

CITADEL SECURITIES GP LLC		CITADEL GP LLC

By:	/s/ Guy Miller	By:	/s/ David Glockner
	Guy Miller, Authorized Signatory		David Glockner, Authorized Signatory

KENNETH GRIFFIN

		By:	/s/ David Glockner
David Glockner, attorney-in-fact*

*	David Glockner is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Advisors LLC on Schedule 13G for Roku, Inc. on January 17, 2018.